                                                                     Exhibit 3.1

         Section 2. Annual Meeting. A meeting of the stockholders of the Corporation for the election of directors and for the transaction of any other business of the Corporation shall be held annually within 120 days after the end of the Corporation's fiscal year on such date and at such time within such 120-day period as the board of directors may determine; provided, however, that if the annual meeting cannot occur within such 120-day period because the Corporation, for any reason, cannot submit to stockholders an annual report with audited financial information, the board of directors shall within a reasonable period of time after the submission to stockholders of an annual report with audited financial information set a date and time for the annual meeting of the stockholders of the Corporation.